EXHIBIT 99.1

Electra Appoints General Manager to Lead Cobalt Refinery Commissioning and Operations

TORONTO, Oct. 05, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the appointment of Garzon Duenas as General Manager and Commissioning Leader, effective today. The appointment strengthens Electra’s operating leadership as the Company prepares to transition its Ontario cobalt sulfate refinery from construction through commissioning, ramp-up and commercial operations.

Construction remains on budget, with select commissioning activities targeted to begin in the fourth quarter of 2026, mechanical completion targeted for the second quarter of 2027, full commissioning and production ramp-up expected in the third quarter of 2027, and commercial production targeted for the fourth quarter of 2027.

Mr. Duenas holds a Bachelor of Science in Metallurgical Engineering and brings more than three decades of experience managing, commissioning and operating mineral processing plants and refining facilities in Canada and internationally. His background spans cobalt, nickel, copper, platinum group metals, gold and specialty chemicals, with extensive experience in operational readiness, process optimization, team development and the safe transition of processing facilities into production.

“With mechanical completion targeted for the second quarter of 2027, we are now building the team and operating systems needed to commission the refinery and bring it into production safely and reliably,” said Trent Mell, CEO. “Garzon and I have worked together before, and I have seen firsthand the discipline and operating focus he brings. He sets high performance standards, drives continuous improvement and develops the people around him to deliver against those standards. I know what he can deliver and I am confident he is the right leader to help take the refinery from construction through commissioning and into operations.”

As Electra’s General Manager, Mr. Duenas will lead operational readiness and the transition of the Company’s refinery from construction through commissioning, start-up and into steady-state operations. He will be responsible for building and leading the commissioning and operating teams, establishing the systems, procedures and operating discipline required for safe and reliable production, and working closely with the project team to ensure a seamless transition from construction to operations.

During his career, Mr. Duenas managed the commissioning and start-up of a 3,000-tonne-per-year nickel and cobalt processing facility in the Philippines that produced high-purity nickel and cobalt salts using leaching and solvent extraction, both core unit operations in Electra’s refinery. He later served as project manager for the engineering, procurement and construction management of a nickel refinery and led the commissioning of a nickel concentrator through to commercial production. He has also overseen concentrator operations of up to 20,000 tonnes per day, water-treatment systems, maintenance programs, operating budgets and continuous-improvement initiatives.

Most recently, Mr. Duenas led mill and surface operations at Eldorado Gold Saskatchewan, where his responsibilities included production management, operational readiness and commissioning, as well as coordinating engineering teams, contractors and operating personnel ahead of start-up. He previously oversaw mill operations at North American Palladium’s Lac des Iles mine in northwestern Ontario, where he is credited with improving recoveries and overall operations for a 15,000 tonne-per-day mill and has also held senior operational and process-management roles with Myra Falls Mine, Canadian Silica Industries, Westpro Machinery and other mineral-processing organizations.

“Electra is at an important point in the development of the refinery, and I’m excited to join the team as we prepare to make the transition into operations,” said Mr. Duenas. “Earlier in my career I commissioned nickel and cobalt leaching and solvent-extraction circuits, and I know that a successful start-up is largely decided before the first feed is introduced. My focus will be on creating a strong operating culture built around safety, reliability and execution, and ensuring our people and processes are ready to deliver as the refinery comes online.”

Electra’s refinery in Temiskaming Shores, Ontario, is designed to process approximately 18,000 tonnes of cobalt hydroxide feed per year to produce 5,120 tonnes per year of contained cobalt in a battery-grade cobalt sulfate. A Phase 2 expansion will increase cobalt-hydroxide throughput to approximately 22,500 tonnes per year, or 68 tonnes per day, to produce 6,500 tonnes per year of contained cobalt. Once commissioned, the facility is expected to be North America’s first battery-grade cobalt sulfate refinery, providing a domestic source of refined cobalt and adding to the continent’s critical minerals processing supply chain. The refinery is expected to be a cornerstone of Electra’s broader strategy to build a potential North American critical minerals processing platform and reduce reliance on foreign refining capacity.

The Company also announces that in accordance with its Long-Term Incentive Plan, and in connection with this appointment, the Company will issue 150,000 incentive stock options, adjusted for the closing price as of October 5, 2026. The stock options will vest in two equal tranches on the first and second anniversary of the grant date over a three-year period. The grant is subject to the approval of the TSX Venture Exchange. Long-term incentive grants are an important retention and incentive tool for key employees, and a mechanism to align interests with shareholders.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s first battery-grade cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements relating to the anticipated timing of mechanical completion, commissioning, ramp-up and commencement of operations at the refinery; expected production capabilities; anticipated economic, employment and supply-chain benefits; and the Company's financing plans, strategic objectives, business plans, future operations and growth opportunities. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov.